

Mail Stop 3561

August 3, 2017

David J. Deno
Chief Financial and Administrative Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607

      Re: Bloomin' Brands, Inc.
            Form 10-K for Fiscal Year Ended December 25, 2016
            Filed February 22, 2017
            File No. 001-35625

Dear Mr. Deno:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2016

Management's Discussion and Analysis
Segments, page 44

1.   We note your presentation of restaurant-level operating margin excludes general and administrative expenses. Please provide disclosure here, and elsewhere in the filing where the measure is presented, explaining that these costs, and any other excluded costs, are not included in this measure and the reason for their exclusion. Your disclosure should also explain the limitations of the usefulness of this measure to emphasize that the excluded costs are essential to support the operations of your restaurants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David J. Deno
Bloomin' Brands, Inc.
August 3, 2017
Page 2

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure